United States securities and exchange commission logo





                              February 9, 2021

       Zhang Jianbo
       Chief Executive Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 29,
2021
                                                            File No. 333-251342

       Dear Mr. Jianbo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

       Amendment No.1 to Registration Statement on Form F-1 filed January 29,
2021

       Prospectus Summary
       Our Competitive Strengths
       Impact of the COVID-19 Pandemic on the Company, page 6

   1. We note that you removed the total number of students enrolled in your program for the fiscal year 2019 term.
Please include this data and the nature of enrollment (online or in-
                                                        person), so that
investors can understand the impact of COVID-19 on your enrollment data.
 Zhang Jianbo
FirstName  LastNameZhang    Jianbo Ltd
Elite Education Group International
Comapany9,NameElite
February    2021     Education Group International Ltd
February
Page  2 9, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities
September 30, 2020 vs. 2019, page 40

2. In conjunction with your disclosure on page 42, please clarify the reason for the decrease in cash associated with deferred revenue. On page 42 you attribute the change to a decrease in students registered in 2020 and 2019 fall programs and the timing of these relative to your year end. However, it is not clear how the timing of the fall programs relative to your year end differs between the respective years such that it affects cash flow between these periods.
Taxation, page 72

3. We note your response to our prior comment 1. Please revise this section of the registration statement to state that the disclosure relating to tax consequences under U.S.
         law is the opinion of Schiff Hardin LLP. Refer to Section III.B.2 of Staff Legal Bulletin
         No. 19.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Recently issued accounting standards, page F-12

4. You disclose under ASC Topic 606 that "[t]he amendment is not applicable to the
         Company since the Company is a shell company and does not generate revenue." This does not appear to be your circumstances. Please advise or revise as appropriate. You also disclose you will adopt Topic 606 during the first quarter of 2020. Please explain how the timing of your adoption complies with the adoption requirements of the standard.
Note 8. Student Deposits, page F-16

5. Please tell us and disclose as appropriate how the student deposits here differ from
         "student refundable deposits" within accounts payable and accrued liabilities disclosed on page F-15.
General

6. We note that Section 5(e) of each of the Series A Common Share Purchase Warrant and
         Series B Common Share Purchase Warrant identifies the state and federal courts sitting in the City of New York, Borough of Manhattan as the exclusive forum for claims under the agreements. Please disclose in the prospectus and in the agreements themselves whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please further revise the prospectus to describe the provisions, discuss the risks of such provisions to investors, and address any uncertainty about the enforceability of such provisions. If you determine not to revise the agreements to state whether the exclusive
 Zhang Jianbo
Elite Education Group International Ltd
February 9, 2021
Page 3
      forum provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings of this fact.
       You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameZhang Jianbo
                                                            Division of
Corporation Finance
Comapany NameElite Education Group International Ltd
                                                            Office of Trade &
Services
February 9, 2021 Page 3
cc:       F. Alec Orudjev, Esq.
FirstName LastName